SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 1-9410

COMPUTER TASK GROUP INCORPORATED

401(k) RETIREMENT PLAN

(Full title of the Plan)

COMPUTER TASK GROUP INCORPORATED

(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue

Buffalo, New York 14209

(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

DECEMBER 31, 2011

with

AUDITOR’S REPORT

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4 - 10

Supplemental Schedule:

Schedule of Assets Held	11

Exhibit:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Computer Task Group, Inc.

401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets Held as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statement for the year ended December 31, 2011 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick, CPAs, PC

(Formerly known as Freed Maxick & Battaglia, CPAs, PC)

Buffalo, New York

June 28, 2012

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2011	2010
ASSETS

Investments at fair market value:
Shares of registered investment companies	$116,539,378	$119,107,483
Common collective trust	11,635,606	12,051,863
Employer stock fund	1,436,630	1,228,439

	129,611,614	132,387,785

Receivables:
Notes receivable from participants	2,004,132	1,620,061

Net assets available for benefits at fair value	131,615,746	134,007,846

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	19,000	291,502

Net assets available for benefits	$131,634,746	$134,299,348

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,

	2011	2010
Sources of net assets:
Employee contributions	$13,742,524	$11,586,505
Employer contributions	2,564,118	2,194,686
Interest and dividend income	3,437,859	2,297,055
Realized gains from investment transactions, net	73,731	6,922
Unrealized gain (loss) on investments, net	(5,027,511)	13,385,781

Total sources of net assets	14,790,721	29,470,949

Applications of net assets:
Termination benefits and withdrawal payments	17,299,821	10,870,215
Administrative expenses	155,502	138,496

Total applications of net assets	17,455,323	11,008,711

Increase (decrease) in net assets	(2,664,602)	18,462,238

Net assets available for benefits:
Beginning of year	134,299,348	115,837,110

End of year	$131,634,746	$134,299,348

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is funded by employee and employer contributions and covers substantially all employees of Computer Task Group, Inc. (CTG) who complete one hour of service. The assets of the Plan are maintained in mutual funds, a common collective trust fund, and employer stock held by Reliance Trust Company, the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions—The Plan provides for employee pre-tax contributions of 1% to 30% of salary, up to the maximum annual limitations allowed by the IRC. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions, also as allowed by the IRC. The Company may contribute one-half of each participant’s elective contribution, not to exceed 2% of compensation, for employees who work at least one hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant’s elective contribution greater than 4%, but less than or equal to 6% of compensation for employees who work at least 1,000 hours during a 12 month period, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

Vesting—Participants are vested immediately in their own contributions, including actual earnings or losses thereon. Participants become 20% vested in employer contributions after two years, 50% vested after three years of service, and fully vested after four years of service. Should the Plan be deemed top-heavy as defined under ERISA guidelines, an alternate vesting schedule will apply for those top-heavy years. The plan was not deemed to be top-heavy in either 2010 or 2011.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to limit or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in employer contributions.

Forfeitures—Amounts forfeited by participants are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during the year ended December 31, 2011 totaled $535,583 ($398,887—2010). At December 31, 2011 there were $25,645 of unapplied forfeitures ($15,910—2010).

Notes Receivable from Participants—Participants may borrow from their fund accounts, starting at a minimum of $1,000 and increasing up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and, Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Withdrawals and Distributions—Unless a participant elects otherwise, distributions will be made as soon as practical after a participant’s normal retirement date or actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan’s trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $1,000. If the participant elects to keep their vested interest in the Plan, the participant’s account will continue to receive its share of earnings and losses.

Participants who reach age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan by request.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accounts of the Plan are maintained on an accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager, and trustee for their services and costs in administering the Plan are paid directly by the Company or by the Plan.

In accordance with U.S. GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan. The Plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates—The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition—All investments are carried at fair value or an approximation of fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 3 for discussion of fair value measurements.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties—The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits—Benefits are recorded when paid.

Income Taxes—The Internal Revenue Service has determined and informed the Company by letter dated July 6, 2009, that the plan and related trust are designed in accordance with applicable sections of the IRC. Although the plan has been amended since receiving the determination letter, the plan administrator and the plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluates tax positions taken by the Plan and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

3. FAIR VALUE MEASUREMENTS

Under US GAAP, fair value is defined as the exchange price that would be received for an asset or paid for a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants. The Company utilizes a fair value hierarchy for its assets and liabilities, as applicable, based upon three levels of input, which are:

Level 1—quoted prices in active markets for identical assets or liabilities (observable)

Level 2—inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable or can be supported by observable market data for essentially the full term of the asset or liability (observable)

Level 3—unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

The following provides a description of the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

Shares of Registered Investment Companies: These investments are public investment securities valued using the Net Asset Value (NAV). Information regarding the value of these investments is provided to CTG by The Hartford. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

Computer Task Group, Inc. Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. This common stock is classified as a Level 1 investment.

Common/Collective Investment Trusts: These investments are public investment securities valued using the NAV provided by Hartford. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market or have observable inputs. Common/Collective investment trusts are classified as Level 2 investments. The common collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. The common collective trust fund does not have any unfunded commitments relating to its investments, or any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust fund at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (Update) 2010-06, “Improving Disclosures About Fair Value Measurements.” This update requires new disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The update also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for periods beginning after December 15, 2010. Disclosures required under Update 2010-06 are included in the notes to the Plan’s financial statements for the years ended December 31, 2011 and 2010. Disclosures related to Level 3 fair value measurements were noted as not applicable as the Plan does not include any financial assets classified as Level 3.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

The following tables set forth financial assets measured at fair value in the Statement of Financial Position and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Quoted prices in active markets for identical assets: (Level 1)	Significant observable inputs: (Level 2)	Significant unobservable inputs: (Level 3)	Total Fair Value
Mutual funds:
Allocation funds	$40,250,798	$—	$—	$40,250,798
Blend funds	18,088,071	—	—	18,088,071
Value funds	14,818,406	—	—	14,818,406
Growth funds	11,273,936	—	—	11,273,936
Bond funds	7,102,497	—	—	7,102,497
Target date funds	17,012,189	—	—	17,012,189
Other funds	7,993,481	—	—	7,993,481

Total mutual funds	116,539,378	—	—	116,539,378

Computer Task Group, Inc.
Employer Stock Fund	1,436,630	—	—	1,436,630

Common/Collective trust	—	11,635,606	—	11,635,606

Total assets at fair value	$117,976,008	$11,635,606	$—	$129,611,614

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

	Assets at Fair Value as of December 31, 2010
	Quoted prices in active markets for identical assets: (Level 1)	Significant observable inputs: (Level 2)	Significant unobservable inputs: (Level 3)	Total Fair Value
Mutual funds:
Allocation funds	$45,607,177	$—	$—	$45,607,177
Blend funds	21,056,196	—	—	21,056,196
Value funds	16,631,251	—	—	16,631,251
Growth funds	12,055,558	—	—	12,055,558
Bond funds	7,146,863	—	—	7,146,863
Target date funds	11,086,986	—	—	11,086,986
Other funds	5,523,452	—	—	5,523,452

Total mutual funds	119,107,483	—	—	119,107,483

Computer Task Group, Inc.
Employer Stock Fund	1,228,439	—	—	1,228,439

Common/Collective trust	—	12,051,863	—	12,051,863

Total assets at fair value	$120,335,922	$12,051,863	$—	$132,387,785

4. INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2011	2010
MFS Growth Allocation Fund—A	$21,769,948	$25,059,452
Fixed Fund	$11,635,606	$12,051,863
MFS Moderate Allocation Fund—A	$11,258,851	$12,449,256
MFS Value Fund—A	$9,499,930	$10,453,708
MFS Research Bond Fund—A	$7,102,497	$7,146,863
Fidelity Low-Priced Stock Fund	$6,768,132	$7,384,235
American Funds Growth Fund of America	$—	$7,060,205

The contract value for the Fixed Fund is $11,654,606 for the year ended December 31, 2011 ($12,343,365—2010).

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $4,953,780 for the year ended December 31, 2011 (appreciated $13,392,703—2010) as follows:

	2011	2010
Shares of registered investment companies	$(5,372,676)	$13,092,268
Common collective trust fund	3,702	(144)
Employer stock fund	415,194	300,579

Total Appreciation (Depreciation)	$(4,953,780)	$13,392,703

5. PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the participants for distributions from the Plan and loan maintenance fees amounted to $36,256 for the year ended December 31, 2011 ($32,966—2010). For the year ended December 31, 2011, fees paid primarily to UBS for investment advisory services amounted to $119,246 ($105,530—2010) and qualify as party-in-interest transactions. The Plan also invests in employer securities through the CTG, Inc. unitized common stock fund. CTG, Inc. is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income from investments sponsored by CTG, Inc. and interest income from participant loans amounted to $424,410 for the year ended December 31, 2011 ($386,434 – 2010).

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD

December 31, 2011

Identity of Issuer	Description	Fair Market Value
MFS	MFS Growth Allocation Fund - A	21,769,948
MFS	Fixed Fund	11,635,606
MFS	MFS Moderate Allocation Fund - A	11,258,851
MFS	MFS Value Fund - A	9,499,930
MFS	MFS Research Bond Fund - A	7,102,497
Fidelity Mgmt. Trust Fund	Fidelity Low-Priced Stock Fund	6,768,132
Franklin	Franklin Growth Advantage	6,318,519
Dreyfus	Dreyfus Basic S&P 500 Index Fund - A	4,140,801
American Funds	American Funds Europacific	3,808,628
MFS	MFS Aggressive Growth Allocation Fund - A	3,676,469
MFS	MFS Conservative Allocation Fund - A	3,545,530
Royce	Royce Low Priced Stock Fund	3,370,510
Vanguard	Vanguard International Value	3,202,919
T. Rowe Price	T. Rowe Price Retirement Income	3,156,114
T. Rowe Price	T. Rowe Price Retirement 2020	2,996,006
American Funds	American Century Inflation Adjustment Bond	2,849,896
American Funds	American Funds AMCAP Fund	2,792,541
T. Rowe Price	T. Rowe Price Retirement 2025	2,720,169
T. Rowe Price	T. Rowe Price Retirement 2030	2,351,360
T. Rowe Price	T. Rowe Price Retirement 2015	2,243,724
Franklin	Franklin Small-Mid Cap Growth Advantage	2,162,876
Columbia	Columbia Mid-Cap Value	2,115,557
T. Rowe Price	T. Rowe Price Retirement 2035	2,003,145
J.P. Morgan	J.P. Morgan Money Market Fund Institutional	1,803,164
T. Rowe Price	T. Rowe Price Retirement 2010	1,606,086
T. Rowe Price	T. Rowe Price Retirement 2040	1,576,307
T. Rowe Price	T. Rowe Price Retirement 2045	877,434
T. Rowe Price	T. Rowe Price Retirement 2050	345,027
T. Rowe Price	T. Rowe Price Retirement 2055	292,931
Franklin	Franklin Gold & Precious Metal Advantage	184,307
CTG*	CTG Stock Fund	1,436,630
CTG 401(k) Retirement Plan *	Participant Loan Fund (interest rates ranging from 4.25% - 9.25%)	2,004,132

		$131,615,746

*	The above named institution is a party-in-interest

Exhibits:

Exhibit 23.1—Consent of Freed Maxick CPAs, PC, Independent Auditors

Signatures:

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

By:	/s/ Peter P. Radetich
Date:	June 28, 2012

Name:	Peter P. Radetich
Title:	Member – Retirement Plan Committee